Page 1 of 13


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             FRONTIER AIRLINES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    359065109
                                 (CUSIP Number)

                                  Michael Moran
                            W.R. Hambrecht + Co., LLC
                          539 Bryant Street, Suite 100
                             San Francisco, CA 94107
                                 (415) 551-3132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359065109                                                 Page 2 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               W.R. Hambrecht + Co., LLC
               94-3289837
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS) (a) ( )
                             (b) ( )
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (SEE INSTRUCTIONS)

               WC
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER
SHARES
BENEFICIALLY           0
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
               8       SHARED VOTING POWER

                       0
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)(  )

               Not Applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
--------------------------------------------------------------------------------

CUSIP No. 359065109                                                 Page 3 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Hambrecht 1980 Revocable Trust
               ###-##-####
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS) (a) ( )
                             (b) ( )
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (SEE INSTRUCTIONS)

               PF
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER
SHARES
BENEFICIALLY           0
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
               8       SHARED VOTING POWER

                       0
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

               Not Applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
--------------------------------------------------------------------------------

CUSIP No. 359065109                                                 Page 4 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               E&M RP Trust
               ###-##-####
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS) (a) (X)
                             (b) ( )
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (SEE INSTRUCTIONS)

               PF
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER
SHARES
BENEFICIALLY           545,400
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
               8       SHARED VOTING POWER

                       0
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       545,400
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               545,400
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)(  )

               Not Applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.05%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
--------------------------------------------------------------------------------

CUSIP No. 359065109                                                 Page 5 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               William R. Hambrecht
               ###-##-####
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                INSTRUCTIONS) (a) ( )
                              (b) ( )
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                Not Applicable
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
NUMBER OF       7      SOLE VOTING POWER
SHARES
BENEFICIALLY           0
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
               8       SHARED VOTING POWER

                       0
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 (1)
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)(  )

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------------------------------------------------------------------------------
   (1) As of August 30, 2000, Mr. Hambrecht owned or controlled W.R. Hambrecht + Co., Inc., which owns W.R. Hambrecht + Co., LLC. Mr. Hambrecht is the manager of W.R. Hambrecht + Co., LLC.

CUSIP No. 359065109                                                 Page 6 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Edmund H. Shea, Jr.
               ###-##-####
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS) (a) (X)
                             (b) ( )
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (SEE INSTRUCTIONS)

               Not Applicable
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER
SHARES
BENEFICIALLY           0
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
               8       SHARED VOTING POWER

                       545,400
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       O
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       545,400
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               545,400*
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)(  )

               Not Applicable
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.05%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------------------------------------------------------------------------------

*Represents shares held by the E&M RP Trust of which Mr. Shea is a Trustee.

CUSIP No. 359065109                                                 Page 7 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mary S. Shea
               ###-##-####
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS) (a) (X)
                             (b) ( )
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (SEE INSTRUCTIONS)

               Not Applicable
--------------------------------------------------------------------------------
5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER
SHARES
BENEFICIALLY           0
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
               8       SHARED VOTING POWER

                       545,400
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER

                       O
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       545,400
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               545,000*
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)(  )

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.05%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------------------------------------------------------------------------------

*Represents shares held by the E&M RP Trust of which Mrs. Shea is a Trustee.

CUSIP No. 359065109                                                 Page 8 of 13


                            Statement on Schedule 13D

         This Amendment No. 1 amends and  supplements  the initial  Statement on
Schedule 13D of W.R. Hambrecht + Co., LLC ("LLC"), The Hambrecht 1980 Revocable Trust ("Hambrecht Trust"), the E&M RP Trust ("Shea Trust"), William R. Hambrecht, Edmund H. Shea, Jr. and Mary S. Shea (collectively, the "Reporting Persons")filed with the Securities and Exchange Commission on November 19, 1998 with respect to the beneficial ownership by the Reporting Persons of shares of its Common Stock, $0.001 par value per share ("Common Stock"), of Frontier Airlines, Inc., a Colorado corporation ("Issuer"). The filing of this Amendment No. 1 is occasioned by the sale by the LLC of all of its 334,500 shares of Common Stock and the sale by the Hambrecht Trust of all of its 227,400 shares of Common Stock as described in Item 5(c) below, bringing the total number of shares of Common Stock beneficially owned by the Reporting Persons to less than 5% of the outstanding shares of Common Stock. Except as set forth below, the information contained in the Original Statement is unchanged.

         To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER.

     The Original Statement, as amended by this Amendment No. 1 ("Amended Statement"), relates to shares of the Common Stock, $0.001 par value per share, of the Issuer. The principal executive office and mailing address of the Issuer is 12015 East 46th Avenue, Suite 200, Denver, Colorado 80239.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (c) The Amended Statement is being filed jointly by the LLC, the Hambrecht Trust, the E&M Trust, Mr. Hambrecht, Mr. Shea and Mrs. Shea.

     The LLC is a California liability company whose principal business is as a registered broker-dealer. Its business address is 539 Bryant Street, Suite 100, San Francisco, California 94107. The name of the manager of the LLC, the LLC's and his address, citizenship and principal occupation are as follows:

--------------------------------------------------------------------------------
NAME AND OFFICE HELD       BUSINESS ADDRESS     CITIZENSHIP          PRINCIPAL
                                                                   OCCUPATION OR
                                                                     EMPLOYMENT
--------------------------------------------------------------------------------
William R.                539 Bryant Street         USA            Manager
Hambrecht                 Suite 100
                          San Francisco, CA
                          94107
--------------------------------------------------------------------------------
     The Hambrecht Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht. The address of the trust is 539 Bryant Street, Suite 100, San Francisco, California 94107.

CUSIP No. 359065109                                                 Page 9 of 13


     The Shea trust is a California revocable trust. The trustees of the trust are Edmund H. Shea, Jr. and Mary S. Shea. The address of the Shea Trust and of Mr. and Mrs. Shea is 655 Brea Canyon Road, Walnut, California 01789.

     (b) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (c) To the best knowledge of the Reporting Persons, during the past five years, none of the of the entities or individuals identified in this
          Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Between May 27, 1998 and August 28, 1998, the LLC acquired 334,500 shares of the Issuer's Common Stock in open market transactions at a average cost per share of $4.0074 per share. The source of the $1,340,480.84 purchase price was the working capital of the LLC. Between March 11, 1998 and August 6, 1998, the Shea Trust acquired 318,500 shares of the Issuer's Common Stock in open market transactions at an average cost per share of $4.0114. The source of the $1,277,620.26 purchase price was the personal funds of the Shea Trust. Between November 19, 1998 and November 25, 1998, the Hambrecht Trust and the Shea Trust each acquired 449,400 shares of the Issuer's Common Stock in open market transactions at an average cost of $4.745 per share. The source of the aggregate $2,132,300.00 purchase price was the personal funds of each of the Hambrecht Trust and the Shea Trust.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons purchased the securities to increase their respective equity interests in the Issuer. As noted in Item 5(c) below, the LLC and the Hambrecht Trust have sold all of their Common Stock. Except as noted below, none of the Reporting Persons has any present plans or proposals that relate to or would result in or cause:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 359065109                                                Page 10 of 13

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

     The Reporting Persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) According to the Issuer, there were 17,873,056 shares of Common Stock outstanding as of July 31, 2000. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended):

NAME                          SHARES OF COMMON STOCK OWNED         PERCENT OWNED
----                          ----------------------------         -------------

The LLC                                     0                            0
The Hambrecht Trust                         0                            0
The Shea Trust                           545,400                        3.05
William R. Hambrecht                        0                            0
Edmund H. Shea, Jr.                      545,400                        3.05
Mary S. Shea                             545,400                        3.05


     The Hambrecht Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht. The address of the Hambrecht Trust is 539 Bryant Street, Suite 100, San Francisco, California 94107.

CUSIP No. 359065109                                                Page 11 of 13

     As the LLC and the Hambrecht Trust have sold all of the shares of Common Stock they held, they are no longer members of a group with the Shea Trust, and Mr. and Mrs. Shea. Mr. Shea and Mrs. Shea have shared beneficial ownership of the shares of Common Stock held by the Shea Trust as they are the trustees of that trust.

     (c) Except as set forth below, none of the Reporting Person has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

     Subsequent  to July 1,  2000,  the LLC made the  following  sales of Common
Stock:

TRADE DATE           NO. OF SHARES         PRICE                     NET AMOUNT
08/09/2000           7500                  17.9                      134,095.52
08/14/2000           3000                  17.875                     53,623.21
08/17/2000           6000                  17                        101,996.60
08/18/2000           45000                 16.9583                   763,098.06
08/22/2000           82500                 17.125                  1,412,765.40
08/23/2000           59500                 17.4375                 1,037,496.66
08/24/2000           39000                 17.6875                   689,789.50
08/28/2000           7500                  17.4375                   130,776.89
08/29/2000           5000                  17.5                       87,497.08
08/30/2000           5400                  17.375                     93,821.87
08/31/2000           40500                 17.0222                   689,376.12
09/01/2000           15000                 17.25                     258,741.37
09/05/2000           15000                 17.125                    256,866.43
09/06/2000           33600                 17.25                     579,580.68

     Subsequent to July 1, 2000, the Hambrecht Trust made the following sales of Common Stock:

TRADE DATE       PRICE               NO. OF SHARES                      PROCEEDS
08/09/2000       17.9                5,000.00                          89,457.01
08/14/2000       17.88               2,000.00                          35,708.80
08/18/2000       17                  4,000.00                          67,957.73
08/18/2000       16.96               30,000.00                        508,693.04
08/22/2000       17.13               55,000.00                        941,803.60
08/23/2000       17.44               39,700.00                        692,205.67
08/24/2000       17.69               26,000.00                        459,819.67
08/28/2000       17.44               5,000.00                          87,144.59
08/29/2000       17.5                3,000.00                          52,458.35
08/30/2000       17.38               3,600.00                          62,507.95
08/31/2000       17.02               27,000.00                        459,486.88
09/01/2000       17.25               10,000.00                        172,454.25
09/05/2000       17.13               10,000.00                        171,204.29
09/06/2000       17.25               4,400.00                          75,857.87

CUSIP No. 359065109                                                Page 12 of 13


     (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

     (e) On August 31, 2000, the Reporting Persons ceased to own more than 5% of the outstanding shares of Common Stock.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS   OR   RELATIONSHIPS    WITH
RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The  following  material was filed as an Exhibit to the  original  Schedule
13D:

1.   Joint  Filing  Agreement, dated  November  30,  1998,   among  the LLC, the
Hambrecht Trust, the Shea Trust, William R. Hambrecht, Edmund H. Shea, Jr. and Mary S. Shea.

CUSIP No. 359065109                                                Page 13 of 13

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 23, 2000



                                /s/  William R. Hambrecht
                                ------------------------------------------------
                                William R. Hambrecht

                                W.R. Hambrecht + Co., LLC

                                By: William R. Hambrecht,
                                Manager

                                /s/  William R. Hambrecht
                                ------------------------------------------------
                                William R. Hambrecht

                                THE HAMBRECHT 1980 REVOCABLE TRUST

                                By:  /s/  William R. Hambrecht
                                ------------------------------------------------

                                Name: William R. Hambrecht
                                Title:  Trustee

                                E&M RP TRUST

                                By:  /s/  Edmund H. Shea, Jr.
                                ------------------------------------------------
                                Name:  Edmund H. Shea, Jr.
                                Title:  Trustee

                                /s/  Edmund H. Shea, Jr.
                                ------------------------------------------------
                                Edmund H. Shea, Jr.


                                /s/  Mary S. Shea
                                ------------------------------------------------
                                Mary S. Shea